Exhibit (a)(40)

December 4, 2006

Dear Pilgrim’s Pride Growers:

I want to share with you some exciting news about our company. Today, Pilgrim’s Pride Corporation and Gold Kist Inc. announced that the two companies have entered into a definitive merger agreement to create the world’s leading chicken company.

Under the terms of the agreement, Pilgrim’s Pride will acquire all of the outstanding shares of Gold Kist common stock for $21 per share in cash. The transaction, which was unanimously approved by the boards of directors of both companies, has a total equity value of approximately $1.1 billion, plus the assumption of $144 million of Gold Kist’s debt. The press release announcing the agreement is attached.

We believe the combination of Pilgrim’s Pride and Gold Kist will create substantial benefits for the employees, customers, growers, business partners and shareholders of our two companies. By combining as one company, we’ll be able to expand our geographic reach and customer base, allowing us to compete more efficiently and provide even better service to customers. Over the long-term, we believe this combination will result in greater career opportunities for you as we move forward and grow together.

As growers for Pilgrim’s Pride, you play an important role in our success. We appreciate and respect the work that each of you performs on behalf of our company. Looking ahead, you will continue to play a key role in helping us meet the needs of our customers. I hope you will join me in welcoming Gold Kist’s contract growers and employees to the Pilgrim’s Pride family so they can participate in the long-term growth opportunities of the combined company.

However, it is important to note that the merger agreement is subject to the satisfaction of customary closing conditions. Until the merger is officially completed, Pilgrim’s Pride and Gold Kist remain separate companies, so it’s business as usual. We must all remain focused on continuing to do our jobs to the best of our abilities and providing outstanding service to our customers.

As we move forward, we will make every effort to keep you informed of new developments regarding the merger and subsequent integration process. If you have any questions, please do not hesitate to call your local complex manager or any member of the live production team in your area. We will do our best to answer your questions and address your concerns.

On behalf of our entire management team, thank you for your continued dedication and support. With this acquisition, we look forward to an even brighter future for Pilgrim’s Pride.

Sincerely,

Clint Rivers

Chief Operating Officer